Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Ocean Chitofibrorx, Inc.	Delaware

Ocean Chitorx, Inc.	Delaware

Ocean Sihoma, Inc.	Delaware

Ocean Promise, Inc.	Delaware